UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): August 7, 2020 (August 6, 2020)

 THIRD POINT REINSURANCE LTD.
(Exact name of registrant as specified in its charter)

Bermuda	001-36052	98-1039994
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Point House
3 Waterloo Lane
Pembroke HM 08 Bermuda
(Address of principal executive offices and Zip Code)
Registrant’s telephone number, including area code: +1 441 542-3300
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Shares, $0.10 par value	TPRE	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Exchange Act of 1934 (17 CFR 240.12b-2).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.
Merger Agreement
On August 6, 2020, Third Point Reinsurance Ltd. (the “Company”), a Bermuda exempted company limited by shares, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Sirius International Insurance Group, Ltd. (“Sirius”), a Bermuda exempted company limited by shares, and Yoga Merger Sub Limited (“Merger Sub”), a Bermuda exempted company limited by shares and wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Sirius (the “Merger”), with Sirius continuing as the surviving company in the Merger, as a wholly owned subsidiary of the Company. The Merger Agreement was approved unanimously by the Company’s Board of Directors (the “Board”). The Company, to be renamed SiriusPoint Ltd. following the Merger, is referred to herein as the “Surviving Company”.
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common share, par value $0.01 per share, of Sirius (the “Sirius Shares”), that is issued and outstanding immediately prior to the Effective Time shall automatically be canceled and converted into, and shall thereafter represent the right to receive, the following consideration, in each case, without interest, at the shareholder’s election:
•$9.50 in cash.
•a combination of common shares, par value $0.01 per share, of the Surviving Company (the “Company Shares”) and CVR consideration (a “Share & CVR Election”) comprising (1) 0.743 of a Company Share and (2) one contractual contingent value right (each, a “CVR”), which represents the right to receive a contingent cash payment, which, taken together with the fraction of the Company Share received, guarantee that on the second anniversary of the closing date, the electing shareholder will have received equity and cash valued at least $13.73 per share.
•a combination of cash, Company Shares, Series A Preference Shares, Warrants and Upside Rights (a “Mixed Election”) comprising (1) $0.905 in cash, (2) a number of Company Shares as described in the following sentences, (3) a number of Series A preference shares, par value $0.10 per share, of the Surviving Company (the “Series A Preference Shares”) as described in the following sentences, (4) 0.190 of a warrant (each, a “Warrant”) and (5) $0.905 aggregate principal amount of a right issued by the Company (collectively, the “Upside Rights”). The Company Shares and Series A Preference shares of the Mixed Election consideration will be subject to a collar based on the volume weighted average price of the Company Shares measured over the 15 trading days ending on the third trading day prior to the Effective Time (the “Average Price”). Holders of Sirius Shares electing the Mixed Consideration will receive 0.548 Common Shares and 0.117 Series A Preference Shares if the Average Price is less than $7.74, and receive 0.496 Common Shares and 0.106 Series A Preference Shares if the Average Price is greater than $8.56. If the Average Price is greater than or equal to $7.74 but less than or equal to $8.56, holders of Sirius Shares will receive a number of Common Shares between 0.496 and 0.548 equal to $4.245 in value and a number of Series A Preference Shares between 0.106 and 0.117 equal to $0.905 in value.
The Merger Agreement contains customary representations and warranties of the Company and Sirius relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Sirius, including covenants relating to conducting their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide information in connection with, alternative transactions and, subject to certain exceptions, to recommend that Sirius’s shareholders adopt the Merger Agreement and the Company’s shareholders approve the issuance of the Company Shares in connection with the Merger.
Prior to the adoption of the Merger Agreement by Sirius’s shareholders, the Sirius board of directors (the “Sirius Board”) may, in certain circumstances, withhold, withdraw, qualify or modify its recommendation that Sirius’s shareholders adopt the Merger Agreement or approve, recommend or otherwise declare advisable any Company Superior Proposal (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving the Company the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period.
Prior to the Company’s shareholders approving the issuance of the Company Shares in connection with the Merger, the Board may, in certain circumstances, withhold, withdraw, qualify or modify its recommendation that the Company’s shareholders approve the issuance of the Company Shares or approve, recommend or otherwise declare advisable any Parent Superior Proposal (as defined in the Merger Agreement), in each case, subject to complying with notice and other specified conditions.
Consummation of the Merger is subject to various conditions, including, among others, customary conditions relating to the adoption of the Merger Agreement by the requisite vote of Sirius’s shareholders and approval of the issuance of the Company

Shares by the requisite vote of the Company’s shareholders in connection with the Merger; expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and that all other required governmental consents or approvals have been obtained. The Company and Sirius are obligated to use reasonable best efforts to obtain all governmental consents. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.
The Merger Agreement also provides for certain mutual termination rights of the Company and Sirius, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by May 6, 2021 (the “Termination Date”), which termination date may be extended by either the Company or Sirius to August 6, 2021 if the only condition yet to be satisfied at the Termination Date is receipt of all required governmental consents. Either party may also terminate the Merger Agreement if (i) Sirius’s shareholder approval of the Merger has not been obtained at a duly convened meeting of Sirius’s shareholders, (ii) the Company’s shareholder approval of the issuance of the Company Shares in connection with the Merger has not been obtained at a duly convened meeting of the Company’s shareholders or (iii) an order permanently restraining, enjoining, or otherwise prohibiting consummation of the Merger becomes final and non-appealable. The Company may terminate the Merger Agreement prior to Sirius’s shareholder approval having been obtained if Sirius breaches any of its representations, warranties, obligations or agreements under the Merger Agreement in a manner that would cause a condition not to be satisfied. Sirius may terminate the Merger Agreement prior to the Company’s shareholder approval having been obtained (i) if the Board changes its recommendation regarding the issuance of the Company Shares in connection with the Merger or (ii) the Company breaches any of its representations, warranties, obligations or agreements under the Merger Agreement in a manner that would cause a condition not to be satisfied.
If the Merger Agreement is terminated by either party if Sirius’s shareholder approval of the Merger has not been obtained at a duly convened meeting of Sirius’s stockholders, then Sirius is obligated to pay the Company a fee equal to $50 million. If the Merger Agreement is terminated by Sirius as a result of the Board changing its recommendation of the issuance of the Company Shares prior to the Company’s shareholder approval having been obtained, then the Company is obligated to pay Sirius a fee equal to $50 million. If the Merger Agreement is terminated by either party if the Company’s shareholder approval of the issuance of the Company Shares in connection with the Merger has not been obtained at a duly convened meeting of the Company’s shareholders, then the Company shall be obligated to pay Sirius a fee equal to $40 million.
The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which will be filed on a separate Current Report on Form 8-K.
The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information regarding the Company, Sirius or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.
Amended and Restated Exempted Limited Partnership Agreement
On August 6, 2020, the Company, Third Point Reinsurance Company Ltd. (“Third Point Re BDA”) and Third Point Reinsurance (USA) Ltd. (“Third Point Re USA”) entered into the Third Amended and Restated Exempted Limited Partnership Agreement (“LPA”) of Third Point Enhanced LP (the “Enhanced Fund”) with Third Point Advisors LLC (“TP GP”), which will become effective at the Effective Time. In accordance with the LPA, TP GP will continue to serve as the general partner of Enhanced Fund. Third Point Re BDA and Third Point Re USA will continue as limited partners (together with any other affiliates or subsidiaries of the Surviving Company that may invest in the Enhanced Fund on or after the Effective Time, the “Limited Partners”).
The LPA will require that TP GP shall maintain its Capital Account (as defined in the LPA) with the Enhanced Fund at all times at a level equal to at least 10% of the aggregate of all Partners’ Capital Accounts (the “Minimum GP Holding Level”). Prior to or contemporaneous with accepting any Capital Contributions (as defined in the LPA) from prospective or existing Limited Partners as of the Effective Time, TP GP shall make additional Capital Contributions in such amounts so that its

Capital Account satisfies the Minimum GP Holding Level, as adjusted based on the expected aggregate of all Partners’ Capital Accounts after giving effect to such prospective or existing Partners’ Capital Contributions. TP GP shall provide the Surviving Company with information concerning the balance of the General Partner’s Capital Account upon reasonable request.
In accordance with the investment guidelines under the LPA, the underlying investment portfolio of the Enhanced Fund will be managed on a basis that is substantially equivalent to Third Point Offshore Master Fund L.P., which is managed by Third Point LLC, but with increased exposures through the use of additional financial leverage. As compared to the Third Point Offshore Master Fund L.P., the Enhanced Fund shall generally have increased exposure to investments. The leverage of the Enhanced Fund will be managed based on the terms of the LPA to generally target a “leverage factor” of (a) one and one half times (1.5x) for liquid securities and (b) one time (1x) for investments in illiquid securities and ABS securities, in each case, as determined by TP GP in its sole discretion. In addition, pursuant to the LPA, TP GP will be required to apply the following limitations for the Enhanced Fund: (1) Composition of Investments: at least 60% of the investment portfolio will be held in debt and equity securities of publicly traded companies and governments of the Organization of Economic Co-operation and Development (“OECD”) high income countries, asset backed securities, cash, cash equivalents and gold and other precious metals; (2) Concentration of Investments: other than cash, cash equivalents and United States government obligations, the Enhanced Fund’s total exposure to any one issuer or entity will constitute no more than 15% (multiplied by the “leverage factor”) of the investment portfolio’s total exposure; and (3) Net Exposure Limits: the net exposure may not exceed two times net asset value for more than 10 trading days in any 30-trading day period. Net exposure represents the short exposure subtracted from the long exposure in a given category.
The Limited Partners may withdraw their investment, in full or in part, upon the occurrence of certain events specified in the LPA and may withdraw their investment in full on the fifth anniversary of the Effective Time with one years’ prior notice and each successive two-year anniversary of such date. The term of the Enhanced Fund shall continue until the occurrence of certain events described in the LPA.
With respect to each of the Limited Partners, TP GP will receive incentive allocations. An incentive allocation will crystallize as of each December 31, each withdrawal date that a Limited Partner effects a withdrawal, other than December 31, in respect of the amount withdrawn and if the Enhanced Fund is dissolved on a date other than December 31, the termination date (each an “Incentive Allocation Period”). Reallocation of a Limited Partner’s capital account as of a crystallization date will be divided between the limited partner and the TP GP as follows: 20% of the result of (x) the Net Increase (as defined in the LPA) (if any) of the Capital Account of a Limited Partner during such Incentive Allocation Period, minus (y) the Management Fee (as defined in the LPA) debited from such Capital Account for such Incentive Allocation Period, minus (z) such Partner’s Loss Recovery Account (as defined in the LPA) balance for such Incentive Allocation Period, shall be reallocated to TP GP (the “Incentive Allocation”). TP GP, in its discretion, may elect to reduce, waive or calculate differently the Incentive Allocation, with respect to any Limited Partner.
For the Incentive Allocation Period ending on December 31, 2020, the performance of certain fixed income and other investments held by Third Point Re BDA and Third Point Re USA and managed by the Investment Manager under the Amended and Restated Collateral Assets Investment Management Agreement among Third Point LLC, the Company and Third Point Re USA, dated as of May 24, 2019 (the “Collateral Assets IMA”), will be considered when calculating the Incentive Allocation and Loss Recovery Account amounts under the terms of the Second Amended and Restated Limited Partnership Agreement.
If any TP Fund (as defined in the LPA) lowers the management fee rate or incentive allocation rate for any share classes existing as of the Effective Time or if any TP Fund offers any new share class that has the same liquidity terms as an existing share class but lower management fee rates or incentive allocation rate than the Enhanced Fund, then the Limited Partners will receive a proportionate decrease in the fee rates applicable to their investment in the Enhanced Fund. If any TP Fund offers any new share class that has equal or better liquidity terms or provides for different management fee terms or incentive compensation terms than the Enhanced Fund, then TP GP shall provide prompt written notice of the offering of such terms to the Surviving Company. Upon receipt of such notice, the Surviving Company may elect to change the compensation terms applicable to the Limited Partner’s investment in the Enhanced Fund to mimic such other management fee terms and/or incentive compensation terms. If the Surviving Company does not make such election within 30 days of receiving notice of the terms offered, then, at the Surviving Company’s request, the Investment Manager and the Surviving Company will engage in good faith discussions to determine whether a change to the compensation arrangements under the LPA is appropriate.
The Second Amended and Restated Exempted Limited Partnership Agreement of the Enhanced Fund will terminate at the Effective Time.

The foregoing description of the Third Amended and Restated Exempted Limited Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which will be filed on a separate Current Report on Form 8-K.
Investment Management Agreement
Pursuant to an Investment Management Agreement between Third Point LLC (d/b/a Third Point Insurance Portfolio Solutions (“TPIPS”)) and the Company, dated August 6, 2020 and effective as of the Effective Time (the “TPIPS IMA”), TPIPS will serve as investment manager to the Surviving Company and provide investment advice with respect to the investable assets of the Surviving Company following the Merger, other than assets that the Surviving Company may withdraw from time to time as working capital.
Assets managed by TPIPS under the TPIPS IMA (collectively, the “Account”) not invested in the Enhanced Fund will be invested in the “Sub-Advisory Portfolio” or the “Non-Sub-Advisory Portfolio.” The Sub-Advisory Portfolio will be managed by sub-advisor, generally recommended by TPIPS and in each case approved by the Surviving Company. The Non-Sub-Advisory Portfolio will be managed by TPIPS directly in accordance with the Surviving Company’s investment guidelines.
Pursuant to the TPIPS IMA, the Enhanced Fund will pay to Third Point LLC a fixed management fee, payable monthly in advance, equal to 1/12 of 0.06% of the fair value of Account assets (other than assets invested in the Enhanced Fund). The Surviving Company will also bear expenses including brokerage, borrowing, trading and other investment expenses of the Account (such as expenses the Sub-Advisory Portfolio’s sub-advisors and any asset-based and performance-based compensation payable to such sub-advisors). The TPIPS IMA includes provisions limiting liability of TPIPS and its affiliates to specified circumstances and providing for indemnification by the Surviving Company for certain losses suffered by TPIPS or its affiliates. No performance-based compensation will be paid to TPIPS by the Surviving Company under the TPIPS IMA.
The TPIPS IMA may be terminated by the Surviving Company as of the second anniversary of the Effective Time, with 30 days’ prior notice. If the Surviving Company does not provide such notice, then the TPIPS IMA will continue for successive one-year periods, unless it is terminated by the Surviving Company as of the end of any such one-year period with 30 days’ prior notice. During the initial two-year term and any one-year extension thereafter, the Surviving Company may terminate the TPIPS IMA as of any month-end with 30 days’ prior notice, subject to a fee payable to TPIPS. The TPIPS IMA may be terminated by Third Point LLC as of any month-end with 120 days’ prior notice. The TPIPS IMA may be terminated by the Surviving Company at any time after a Cause Event (as defined in the TPIPS IMA) with 5 days’ notice or a Key Person Event (as defined in the TPIPS IMA) with 90 days’ notice.
The Collateral Assets IMA will terminate at the Effective Time.
The foregoing description of the TPIPS IMA does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which will be filed on a separate Current Report on Form 8-K.
Voting Agreements
On August 6, 2020, the Company and Sirius entered into a voting agreement (the “CM Bermuda Voting Agreement”) with CM Bermuda Limited (“CM Bermuda”), who holds approximately 87% of the total voting power of Sirius and CMIG International Holding Pte. Ltd. (“CMIG”). The CM Bermuda Voting Agreement, among other things, requires that CM Bermuda vote its Sirius Shares to approve the Merger Agreement. The CM Bermuda Voting Agreement also grants the Company a proxy to vote CM Bermuda’s Sirius Shares in favor of the Merger if CM Bermuda has not delivered a duly executed proxy card to the Company at least three business days prior to the date of the applicable meeting of the shareholders of the Company.
The foregoing summary of the CM Bermuda Voting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the CM Bermuda Voting Agreement, which will be filed on a separate Current Report on Form 8-K.
On August 6, 2020, the Company and Sirius entered into a voting agreement with Daniel S. Loeb, The 2010 Loeb Family Trust, Third Point Advisors LLC, Third Point Opportunities Master Fund L.P. and the 2011 Loeb Family GST Trust (collectively, the “Loeb Entities”), who hold approximately 9.4% of the issued and outstanding Company Shares (the “Loeb Entities Voting Agreement”). The Loeb Entities Voting Agreement, among other things, requires that the Loeb Entities vote their Company Shares to approve the issuance of the Company Shares in the Merger. The Loeb Entities Voting Agreement also includes a lock-up agreement, pursuant to which the Loeb Entities agree not to sell, transfer, hedge or otherwise dispose of their Company Shares during the period from the closing date through and including (i) the 225th day following the date hereof with respect to one-third of their Company Shares, (ii) the 365th day following the closing date with respect to one-third of their Company Shares and (iii) the 450th day following the closing date with respect to one-third of their Company Shares.

The foregoing summary of the Loeb Entities Voting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Loeb Entities Voting Agreement attached hereto as Exhibit 10.4, and is incorporated herein by reference.
On August 6, 2020, the Company and Sirius entered into a voting agreement with Joshua L. Targoff, Joseph L. Dowling III, Rafe de la Gueronniere, Gretchen A. Hayes, Daniel V. Malloy, Mark Parkin and Sid Sankaran (the “Board Members”), who hold, collectively, approximately 1.4% of the issued and outstanding Company Shares (the “Board Members Voting Agreement”). The Board Members Voting Agreement, among other things, requires that the Board Members vote their Company Shares to approve the issuance of the Company Shares in the Merger.
The foregoing summary of the Board Members Voting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Board Members Voting Agreement, which will be filed on a separate Current Report on Form 8-K.
Warrant Agreement
At the Effective Time, the Surviving Company will enter into a warrant agreement (the “Warrant Agreement”). Pursuant to the Warrant Agreement, each Warrant will permit the holder thereof to purchase one Company Share for $11.00 per share, subject to adjustment as set forth in the Warrant Agreement. The Warrants will be exercisable at any time after the Effective Time through the fifth anniversary of the Effective Time. If the Warrants are not exercised prior to expiration, the Warrants will expire without value.
The foregoing summary of the Warrant Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the form of the Warrant Agreement, which will be filed on a separate Current Report on Form 8-K.
Contingent Value Rights Agreement
At the Effective Time, the Surviving Company will enter into a contingent value rights agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, the Surviving Company will issue CVRs representing the right to receive a contingent cash payment of (1) in the case of acceleration upon certain breaches of the CVR Agreement, $13.73 minus the volume weighted average price of the Company Shares measured over the 14 consecutive trading day period beginning on the date a breach is declared, multiplied by 0.743, (2) on the second anniversary (the “Maturity Date”) of the Effective Time, $13.73 minus the volume weighted average price of the Company Shares measured over the 14 consecutive trading day period prior to the Maturity Date multiplied by 0.743 and (3) in the case of redemption, the discounted present value of $13.73, discounted from the Maturity Date to the last day of the 14 consecutive trading day period beginning on the date of the redemption notice (“Redemption Valuation Period”), minus the volume weighted average price of the Company Shares measured over the Redemption Valuation Period multiplied by 0.743.
The foregoing summary of the CVR Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the form of the Contingent Value Rights Agreement, which will be filed on a separate Current Report on Form 8-K.
Upside Rights
At the Effective Time, the Surviving Company will issue the Upside Rights. Pursuant to the Upside Rights, if (i) the last reported sales price for each of 30 consecutive trading days exceeds the target price of $20.00 (the “Target Price”), subject to adjustment, prior to the first anniversary of the Effective Time, or (ii) the Surviving Company enters into a definitive agreement to consummate a change of control transaction and the per share consideration exceeds the Target Price, the principal amount of the Upside Rights will become immediately due and payable. Settlement of the Upside Rights will be in a number of Company Shares equal to $100 million divided by the Surviving Company’s average share price determined using a 30-day VWAP, or in the case of a change of control transaction, the per share consideration being offered in such change of control transaction.
The foregoing summary of the Upside Rights does not purport to be a complete description and is qualified in its entirety by reference to the full text of the form of the Upside Rights, which will be filed on a separate Current Report on Form 8-K.
Debt Commitment Letter
In connection with entering into the Merger Agreement, the Company has entered into a commitment letter (the “Debt Commitment Letter”), dated as of August 6, 2020, with JPMorgan Chase Bank, N.A. (“JPMorgan”), pursuant to which JPMorgan has committed to provide an up to $125,000,000 bridge facility (the “Bridge Facility”) to finance the Merger. The Bridge Facility is subject to reduction at the Company’s option or with the proceeds of certain equity, debt or equity-linked securities issued by the Company or its subsidiaries, as more particularly set forth in the Term Sheet (as defined in the Debt

Commitment Letter). The obligation of JPMorgan to provide the Bridge Facility is subject to a number of customary conditions, including execution and delivery of certain definitive documentation. The Company will pay certain fees and expenses in connection with the Bridge Facility.
The foregoing description of the Debt Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, which will be filed on a separate Current Report on Form 8-K.
Equity Commitment Letter
On August 6, 2020, the Company, Third Point Opportunities Master Fund Ltd. and Daniel S. Loeb entered into an equity commitment letter (the “Equity Commitment Letter”), pursuant to which Third Point Opportunities Master Fund Ltd. commits, subject to the conditions set forth in the Equity Commitment Letter and the Merger Agreement, to purchase Company Shares that, together with the number of Company Shares held by Third Point Opportunities Master Fund Ltd. and Mr. Loeb (whether directly or indirectly through one or more of his Affiliates or family members) collectively as of the Effective Time, equals 9.5% of the Company Shares issued and outstanding as of immediately following the Effective Time (rounded to the nearest share) (the “Maximum Percentage”). Third Point Opportunities Master Fund Ltd. shall purchase such Company Shares at a price per share (the “Price”) equal to the lower of (i) $7.9828 (the “Initial Price”) and (ii) the product obtained by multiplying (A) 0.6 times the Company’s fully diluted book value per share, which shall be equal to the lower of (A) the Company’s fully diluted book value per share disclosed in the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by the Company prior to the Effective Time and (B) the best estimate of the Company’s fully diluted book value per share as of the last day of the month immediately preceding the Effective Time, as certified by the Company’s Chief Financial Officer (the “Adjusted Price”), up to a maximum aggregate purchase price of $53,000,000. However, if the Price is equal to the Adjusted Price, then the Maximum Percentage will be equal to the sum of 9.5% plus an additional amount which, expressed as a percentage, will be equal to (i) 0.04 times (ii) the quotient of (a) the Initial Price minus the Adjusted Price divided by (b) the Initial Price. The funding of the commitment under the Equity Commitment Letter applies to any Company Shares purchased by the Third Point Opportunities Master Fund Ltd. and Mr. Loeb (whether directly or indirectly through one or more of his Affiliates or family members) after the date the Equity Commitment Letter becomes effective until such time as the commitment has been fully discharged. The obligation of Third Point Opportunities Master Fund Ltd. to fund the commitment terminates upon the earliest to occur of (a) the termination of the Merger Agreement, (b) the date that is within 30 days following the Termination Date, and (c) the closing date (at which time the obligations of Third Point Opportunities Master Fund Ltd. thereunder will be discharged).
The foregoing description of the Equity Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Equity Commitment Letter, which will be filed on a separate Current Report on Form 8-K.
Registration Rights Agreement
At the Effective Time, the Surviving Company and CM Bermuda will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which CM Bermuda will be able to require the Surviving Company, beginning after the lock-up period described below, to file one or more registration statements with the Securities and Exchange Commission covering the public resale of shares of Company Shares beneficially owned by CM Bermuda. The rights of CM Bermuda and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to all Company Shares covered by such agreement until such securities (a) are sold in a private transaction in which the transferor’s rights under the Registration Rights Agreement are not assigned to the transferee, (b) are sold pursuant to an effective registration statement, (c) are sold pursuant to Rule 144, (d) may be sold pursuant to Rule 144 without any conditions, (e) with respect to any particular holder, such holder beneficially owns less than 2% of the Company Shares or (f) shall have ceased to be outstanding.
Demand Registration. CM Bermuda will be able to request an unlimited number of registrations under the Securities Act of all or any portion of our shares covered by the agreement, and the Surviving Company will be obligated, subject to limited exceptions, to register such shares as requested by CM Bermuda. Subject to certain exceptions, the Surviving Company may defer the filing of a registration statement after a demand request has been made if, at the time of such request, our Board determines that any pending or imminent event would require disclosure of material, non-public information in the registration statement for such registration statement not to be materially misleading and would not otherwise be required to be publicly disclosed by us. The Surviving Company will not be obligated to effect more than one demand registration in any 60-day period or that would reasonably be expected to result in gross cash proceeds of less than $50 million.
Shelf Registration. At any time after expiration of the applicable lock-up period, the Surviving Company will be obligated, upon request by CM Bermuda to file a shelf registration statement to register all or any portion of the Company Shares covered by the Registration Rights Agreement. CM Bermuda may, at any time and from time to time, request that we complete an unlimited number of shelf take-downs, subject to certain limited exceptions.

Piggy-Back Registration. If at any time the Surviving Company intends to file on its behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of the Surviving Company’s securities on a form and in a manner that would permit the registration for offer and sale of the Company Shares held by CM Bermuda, CM Bermuda will have the right to include its Company Shares in that offering. CM Bermuda’s ability to participate in any such offering will be subject to market “cut-back” exceptions.
Registration Procedures; Expenses. The Surviving Company will be responsible for all registration expenses, including expenses incurred by the Surviving Company, in connection with the registration, offer and sale of securities under the Registration Rights Agreement by CM Bermuda, except for selling commissions and transfer taxes applicable to such sale.
The Registration Rights Agreement will set forth customary registration procedures, including an agreement by the Company to make its management reasonably available to participate in road show presentations in connection with any underwritten offerings. The Surviving Company will also agree to indemnify CM Bermuda and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to the Surviving Company for use in a registration statement by CM Bermuda or any permitted transferee.
The Registration Rights Agreement also includes a lock-up agreement, pursuant to which CM Bermuda agrees not to sell, transfer, hedge or otherwise dispose of their Company Shares during the period from the closing date through and including (i) the 225th day following the date hereof with respect to one-third of their Company Shares, (ii) the 365th day following the closing date with respect to one-third of their Company Shares and (iii) the 450th day following the closing date with respect to one-third of their Company Shares.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Registration Rights Agreement, which will be filed on a separate Current Report on Form 8-K.
Investor Rights Agreement
At the Effective Time, the Surviving Company and CM Bermuda will enter into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which CM Bermuda’s and its affiliates’ voting power in the Surviving Company will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-Laws (as defined in the Investor Rights Agreement), and, for so long as CM Bermuda and its affiliates beneficially own at least 9.9% of the Company Shares, they shall have the right to designate an observer to the board of the Surviving Company.
The foregoing description of the Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Investor Rights Agreement, which will be filed on a separate Current Report on Form 8-K.

Item 2.03	Creation of a Direct Financial Obligation.
The information contained in Item 1.01 of this Current Report on Form 8-K, under the caption “Debt Commitment Letter” is hereby incorporated into this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities.
The information contained in Item 1.01 of this Current Report on Form 8-K, under the caption “Equity Commitment Letter” is hereby incorporated into this Item 3.02. The Company Shares issued pursuant to the Equity Commitment Letter will be issued pursuant to exemptions from registration provided by Section 4(a)(2) or Regulation S of the Securities Act of 1933, as amended.

Item 3.03	Material Modifications to Rights of Security Holders.
The information contained in Item 1.01 of this Current Report on Form 8-K, under the caption “Investor Rights Agreement” is hereby incorporated into this Item 3.03.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On August 6, 2020, the Company announced the appointment of Mehdi A. Mahmud to the Company’s Board of Directors, effective August 6, 2020, as a Class II director with a term ending in 2021.

Mr. Mahmud, 47, serves as president and chief executive officer of First Eagle Investment Management. Prior to joining First Eagle, he served as chairman and chief executive officer of Jennison Associates from 2003 to 2016 and held senior positions with J.P. Morgan Investment Management and Credit Suisse Asset Management. Mahmud currently serves on the board of the Q Group, a research organization dedicated to the advancement of quantitative techniques and innovation in finance. Mr. Mahmud received a bachelor’s in electrical engineering from Yale University.
The Company announced on August 6, 2020 that Siddhartha (Sid) Sankaran, a current director, became Chairman of the Board, effective immediately. Joshua L. Targoff, the former Chairman, will remain on the Board.
In connection with the Merger Agreement, as of the Effective Time, Mr. Sankaran will become Chief Executive of the Company.
Mr. Sankaran is the Chief Financial Officer at Oscar Health, a technology-driven health care company, since March 1, 2019. He had previously served since 2010 as an Executive Vice President at American International Group (AIG), most recently as the Chief Financial Officer where he was responsible for AIG’s end-to-end financial operations, capital markets activities and corporate development. Mr. Sankaran had joined the company as Chief Risk Officer and served on the Executive Leadership Team working with his colleagues to help lead the company through its successful restructuring from government assistance and turnaround. Mr. Sankaran joined AIG from Oliver Wyman Financial Services, where he served as a Partner in the finance and risk practice leading its Toronto office and was a member of Oliver Wyman's global management committee. Mr. Sankaran graduated with distinction from the University of Waterloo, with a Bachelor of Mathematics majoring in Actuarial Science. Mr. Sankaran has been a member of the Board since August 2019.
As of the Effective Time, Daniel V. Malloy will be stepping down as President and Chief Executive Officer of the Company and is expected to continue with the Company in a senior underwriting role to be mutually agreed. Mr. Malloy will continue to serve as a member of the Board.
Additionally, as of the Effective Time, Rachelle C. Keller and Peter W.H. Tan will be joining the Company’s Board of Directors.
Ms. Keller previously served as a Managing Director for Citibank, NA (“Citi”), the institutional division of the financial services multinational Citigroup, from 2011 to her retirement in 2018, as Global Chief Operating Officer for Prime, Futures and Securities services from 2014 to 2018, and as Global Head of Costing and Analytics, from 2011 to 2013. From 2008 to 2011, Ms. Keller served as Chief Financial Officer for the Institutional Product Group, the brokerage division of Fidelity Investment LLC. Prior to that, Ms. Keller was Managing Director at JP Morgan Chase & Co. and served in a variety of roles, including Chief Financial Officer of Treasury & Securities services. Prior to joining JP Morgan Chase & Co., Ms. Keller was a Certified Public Accountant at various public accounting firms. She is a member of Arkansas State University’s Founder’s Circle, where she graduated with a bachelor’s degree in accounting.
Mr. Tan is currently Chairman of CMIG International Holding Pte. Ltd. and CM Bermuda Limited. Prior to that he ran his family office and was Chairman of the financial arm of Zongshen Industrial Group while he was on the Board of Israel Infinity Agriculture Fund and a non-executive director of Harbour Air. In 2012, he served as Chief Executive Officer of IDI, Inc. (NYSE: IDI; now NASDAQ: FLNT). Mr. Tan was also Partner and founding team member of Susquehanna International Group’s China private equity and venture capital fund. Since 2005, Mr. Tan has been actively involved in over 40 investments in China, 12 of which were eventually listed on international stock exchanges. Mr. Tan formerly served on the board of multiple companies prior to their U.S. listing, including Home Inns (NASDAQ: HMIN), E-House (NYSE: EJ) and Bona Entertainment Group (NASDAQ: BONA). Prior to Susquehanna, Mr. Tan founded the private equity and venture capital practices in Asia for White & Case LLP (2003) and Perkins Coie LLP (1997). He is an advocate & solicitor of England & Wales, Hong Kong and Singapore. Mr. Tan graduated with an LL.B Honors from the University of Singapore.
Director Compensation Policy
On August 6, 2020, the Board approved the Third Point Reinsurance Ltd. Director Compensation Policy, which amended and restated the prior director compensation policy. The policy provides for an annual cash retainer of $137,500 per independent director, plus an additional cash retainer of $35,000, $50,000 and $100,000 for each the chair of the Audit Committee, the Lead Independent Director and any non-executive Chair, respectively. In addition, each independent director will receive an annual grant of $137,500 worth of restricted Company Shares granted under and subject to the Third Point Reinsurance Ltd. 2013 Omnibus Incentive Plan and the applicable award agreement.

The foregoing description of the Third Point Reinsurance Ltd. Director Compensation Policy does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Third Point Reinsurance Ltd. Director Compensation Policy, the form of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
Series A Preference Shares
At the Effective Time, the Surviving Company will file with the Bermuda Registrar of Companies a certificate of designation for the Series A Preference Shares (the “Certificate of Designation”). The Series A Preference Shares will rank pari passu with the Company Shares with respect to the payment of dividends or distributions. Each Series A Preference Share shall have voting power equal to the number of Company Shares into which it is convertible, and the Series A Preference Shares and Company Shares shall vote together as a single class with respect to any and all matters. Upon the third anniversary of the Effective Time, as described in the Certificate of Designation and pursuant to the analysis of an independent actuarial team, the Surviving Company will calculate the total amount of the Company’s COVID-19 losses in excess of $51.1 million (the “TPRE Net COVID Loss”) and the total amount of Sirius’s COVID-19 losses in excess of $150 million (the “Sirius Net COVID Loss”). If the Company’s COVID-19 losses are less than or equal to $51.1 million, the TPRE Net COVID Loss will equal $0, and if Sirius’ COVID-19 losses are less than or equal to $150 million, the Sirius Net COVID Loss will equal $0. Should the Sirius Net COVID Loss be greater than the TPRE Net COVID Loss, then a number of Series A Preference Shares will be forfeited equal to (x) the lesser of (i) the Sirius Net COVID Loss minus the TPRE Net COVID Loss and (ii) $100 million divided by (y) the volume weighted average price of the Company Shares (“VWAP”) measured over the thirty business day (where normal trading occurs on U.S. national and regional exchanges) (“Trading Day”) period prior to the date five business days after the calculation of the TPRE Net COVID Loss and Sirius Net COVID Loss (the “Final Adjustment Determination Date”). Should the TPRE Net COVID Loss be greater than the Sirius Net COVID Loss, then a number of Series A Preference Shares will be issued equal to (x) the TPRE Net COVID Loss minus the Sirius Net COVID Loss divided by (y) the 30-Trading Day VWAP during the period prior to the Final Adjustment Determination Date. After either such adjustment occurs, the Series A Preference Shares will convert into Common Shares based on the conversion ratio of one Series A Preference Share to one Company Share, subject to the adjustment as set forth in the Certificate of Designation.
The foregoing description of the terms of the Series A Preference Shares is not complete and is subject to and qualified in its entirety by reference to the Certificate of Designation, which will be filed on a separate Current Report on Form 8-K.

Item 8.01	Other Events.
On August 6, 2020, the Company and Sirius issued a joint press release announcing the execution of the Merger Agreement described above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On August 6, 2020, the Company made available broker-client talking points, filed as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

10.1	Director Compensation Policy of Third Point Reinsurance Ltd.
99.1	Press Release, dated as of August 6, 2020.
99.2	Broker-Client Talking Points.
101	Pursuant to Rule 406 of Regulation S-T, the cover page information in formatted in Inline XBRL
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. In connection with the proposed merger, Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. intend to file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. with the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Reinsurance Ltd. will be made available free of charge on Third Point Reinsurance Ltd.’s investor relations website at https://www.thirdpointre.com/investors/financial-information/sec-filings/default.aspx. Free copies of documents filed with the SEC by Sirius International Insurance Group Ltd. will be made available free of charge on Sirius International Insurance Group Ltd.’s investor relations website at https://ir.siriusgroup.com/.
Participants in the Solicitation
Third Point Reinsurance Ltd. and its directors and executive officers, and Sirius International Insurance Group Ltd. and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed merger. Information about the directors and executive officers of Third Point Reinsurance Ltd. is set forth in its Annual Proxy Statement, which was filed with the SEC on April 27, 2020. Information about the directors and executive officers of Sirius International Insurance Group Ltd. is set forth in its Annual Report on For 10-K, which was filed with the SEC on April 21, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.
Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd., constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Sirius International Insurance Group Ltd. shareholders may not adopt the merger agreement or that Third Point Reinsurance Ltd. shareholders may not approve the stock issuance, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner and (5) the risk that the Surviving Company may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Reinsurance Ltd.’s and Sirius International Insurance Group Ltd.’s filings with the Securities and Exchange Commission (the “SEC”). Neither Third Point Reinsurance Ltd. nor Sirius International Insurance Group Ltd. is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 6, 2020	/s/ Christopher S. Coleman
	Name:	Christopher S. Coleman
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Director Compensation Policy of Third Point Reinsurance Ltd.
99.1	Press Release, dated as of August 6, 2020.
99.2	Broker-Client Talking Points.
101	Pursuant to Rule 406 of Regulation S-T, the cover page information in formatted in Inline XBRL
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)